UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                               BIO-LIFE LABS, INC.
   -------------------------------------------------------------------------
                                (Name of Issuer)
                                  COMMON STOCK
   -------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   09059S-10-9
   -------------------------------------------------------------------------
                                 (CUSIP Number)
                                   Nancy LeMay
       9911 West Pico Boulevard, Suite 1410, Los Angeles California, 90035
                         Telephone number (310).943.6445
   -------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                               September 13, 2004
   -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09059S-10-9
--------------------------------------------------------------------------------
                 1.   Names of Reporting Persons. I.R.S. Identification Nos. of
                      above persons (entities only).   Jules Verne, Inc.
                      (27-0085942)
                      ----------------------------------------------------------

                 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)
                      (b)
                      ----------------------------------------------------------

                 3. SEC Use Only
                                 -----------------------------------------------
                 4. Source of Funds (See Instructions)    OO
                                                        ------------------------
                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
                                                   -----------------------------

                 6. Citizenship or Place of Organization   Nevada
                                                         -----------------------
--------------------------------------------------------------------------------

Number of        7.        Sole Voting Power    29,609,660
                                               --------------
Shares

Beneficially     8.        Shared Voting Power
                                               -----------------
Owned by

Each             9.        Sole Dispositive Power   29,609,660
                                                   ------------
Reporting

Person           10.       Shared Dispositive Power    _
                                                     ----
With

--------------------------------------------------------------------------------

                 11. Aggregate Amount Beneficially Owned by Each Reporting
                     Person     29,609,660
                     -----------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares (See Instructions)
                     -----------------------------------------------------------

                 13. Percent of Class Represented by Amount in Row (11)   62.9%
                                                                         -------
                     -----------------------------------------------------------

                 14. Type of Reporting Person (See Instructions)     CO
                                                                 ---------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Bio-Life Labs, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9911 West Pico Boulevard, Suite 1410, Los Angeles California, 90035.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

   (a)    Name:                          Jules Verne, Inc.
   (b)    Business Address:              1900 Avenue of the Stars, Suite, 1450
                                         Los Angeles California, 90067
   (c)    Present Principal Occupation:  n/a
   (d)    Disclosure of Criminal
          Proceedings:                   n/a.
   (e)    Disclosure of Civil
          Proceedings:                   n/a

   (f)    Citizenship:                   Nevada


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

The 35,000,000 shares of the Issuer's common stock originally issued into a voting trust on behalf of the shareholders of Bio-Life Laboratories Corporation, a privately held Nevada corporation, have been distributed to the shareholders of that private company on a pro-rata basis according to their ownership in Bio-Life Laboratories Corporation, pursuant to a share exchange agreement between Bio-Life Laboratories Corporation and the Issuer. As one of the shareholders of that private company, Jules Verne, Inc. was one of the shareholders entitled to a distribution of the shares.


ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

The 29,609,660 shares of the Issuer's common stock were issued Jules Verne, Inc. pursuant to the pro-rata distributions provisions of a share exchange agreement concluded earlier this year between Bio-Life Laboratories Corporation, a privately held Nevada corporation, and the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

(a) Jules Verne, Inc. holds 29,609,660 shares of the Issuer's common stock which comprises 62.9% of the issued and outstanding shares.

(b) Jules Verne, Inc. has sole voting and dispositive power as to the 29,609,660 shares it holds; these shares comprise approximately 62.9 % of the issued and outstanding shares in the Issuer.

(c) On September 13, 2004, the Issuer distributed the 35,000,000 shares held in voting trust to the shareholders of its privately-held subsidiary, Bio-Life Laboratories Corporation pursuant to the share exchange agreement by which it acquired the privately-held company. The pro-rata share of those 35,000,000 shares issued to Jules Verne, Inc. is 29,609,660 shares, which comprises 62.9% of the Issuer's issued and outstanding common stock.

(d) n/a

(e) n/a

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
-------------------------------------------------------------------------------

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Incorporated by reference: the Share Exchange Agreement included as an exhibit to the Issuer's report on Form 8-K dated April 5, 2004, filed on April 16, 2004.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 23, 2004



/s/ David Karam
--------------------------------------------------------
David Karam, President of Jules Verne, Inc., and a director of the Issuer


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)